UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

Form 8-K
_____________________

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event Reported): July 30, 2019

SIMMONS FIRST NATIONAL CORPORATION
(Exact Name of Registrant as Specified in Charter)

Arkansas	000-06253	71-0407808
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

501 Main Street, Pine Bluff, Arkansas 71601
(Address of Principal Executive Offices) (Zip Code)

(870) 541-1000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
[ X ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	SFNC	The NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company [   ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [   ]

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On July 30, 2019, Simmons First National Corporation (the “Company”), an Arkansas corporation and the parent company of Simmons Bank, entered into an Agreement and Plan of Merger (the “Agreement”) with The Landrum Company (“Landrum”), a Missouri corporation and the parent company of Landmark Bank, pursuant to which, upon the terms and subject to the conditions of the Agreement, Landrum will merge with and into the Company (the “Transaction”), with the Company continuing as the surviving corporation in the Transaction.

Upon the terms and subject to the conditions of the Agreement, upon the consummation of the Transaction, (i) holders of Landrum’s common stock will receive, in the aggregate, 17,350,000 shares of the Company’s common stock and (ii) each share of Landrum’s series E preferred stock will be converted into the right to receive one share of the Company’s comparable series D preferred stock.

The Agreement contains customary representations and warranties and covenants by the Company and Landrum, including, among others, covenants relating to (1) the conduct of each party’s business during the period prior to the consummation of the Transaction, (2) Landrum’s obligations to facilitate Landrum’s shareholders’ consideration of, and voting upon, the Agreement and the Transaction, (3) the recommendation by the Landrum board of directors in favor of approval of the Agreement and the Transaction, (4) Landrum’s obligation to submit the Agreement to its shareholders for approval at a meeting of shareholders held for that purpose, and (5) Landrum’s non-solicitation obligations relating to alternative business combination transactions.

The Transaction is subject to customary closing conditions, including, among others, (1) approval of the Agreement by Landrum’s shareholders, (2) receipt of required regulatory approvals without the imposition of a condition that is materially burdensome on the Company’s business or on the business of Landrum or Landmark Bank, in each case following the consummation of the Transaction, or which would likely reduce the economic benefits of the transactions contemplated by the Agreement to the Company to such a degree that the Company would not have entered into the Agreement had such condition or restriction been known to it at the date of the Agreement (as determined by the Company), (3) the absence of any law or order prohibiting, restricting or making illegal the consummation of the transactions contemplated by the Agreement (including the Transaction), (4) the effectiveness of the registration statement for the Company’s common stock to be issued in the Transaction, (5) if required, approval of the listing on Nasdaq of the Company’s common stock to be issued in the Transaction and (6) receipt by each party of an opinion from the Company’s counsel to the effect that the Transaction, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Each party’s obligation to consummate the Transaction is also subject to certain additional customary conditions, including, among others, (a) subject to certain exceptions, the accuracy of the representations and warranties of the other party, and (b) performance in all material respects by the other party of its obligations under the Agreement. The Company’s obligation to consummate the Transaction is also subject to certain additional conditions, including, among others, (x) holders of no more than five percent of the outstanding shares of Landrum’s common stock demanding appraisal rights, (y) Landmark Bank maintaining certain asset quality and capital ratio metrics, and (z) the repayment by Landrum of certain of its outstanding indebtedness.

The Agreement contains certain termination rights for both the Company and Landrum and further provides that a termination fee of $15.0 million will be payable by Landrum to the Company upon termination of the Agreement under certain specified circumstances.

The representations, warranties and covenants of each party set forth in the Agreement were made only for purposes of the Agreement and as of specific dates, and were and are solely for the benefit of the parties to the Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them or any descriptions of them as statements of facts or conditions of the Company, Landrum, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. In addition, such representations and warranties (1) will not survive consummation of the Transaction, unless otherwise specified therein, and (2) were made only as of the date of the Agreement or such other date as is specified in the Agreement. Accordingly, the Agreement is included with this filing only to provide investors with information regarding the terms of the Agreement, and not to provide investors with any other factual information regarding the Company, Landrum, their respective affiliates, or their respective businesses. The Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company, Landrum, their respective affiliates or their respective businesses, the Agreement, and the Transaction that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of Landrum and a prospectus of the Company, as well as in the Forms 10-K, Forms 10-Q and other filings that the Company makes with the U.S. Securities and Exchange Commission (the “SEC”).

The foregoing description of the Agreement and the transactions contemplated therein does not purport to be complete and is qualified in its entirety by reference to the complete text of the Agreement, which is attached as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated by reference herein.

Voting Agreement

In connection with the Agreement, the Company entered into a Voting Agreement with Landrum, and certain directors and shareholders of Landrum, a form of which is attached to this Current Report as Exhibit 10.1 (the “Voting Agreements”). The Landrum directors and shareholders that are party to the Voting Agreement beneficially own in the aggregate approximately 14% of the outstanding shares of Landrum’s common stock. The Voting Agreements require, among other things, that the shareholder party thereto vote all of his or her shares of Landrum’s common stock in favor of the Transaction and the other transactions contemplated by the Agreement and against alternative transactions.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Voting Agreement, which is attached as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated by reference herein.

Item 7.01. Regulation FD Disclosure.

Presentation materials concerning the Transaction, which will be available on the Company’s website at www.simmonsbank.com, are attached hereto as Exhibit 99.1 and incorporated herein by reference.

This information (including Exhibit 99.1) is furnished and shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934.

Item 8.01. Other Events.

On July 31, 2019, the Company issued a press release announcing the execution of the Agreement.  A copy of the press release is attached as Exhibit 99.2 and incorporated herein by reference.

Forward-Looking Statements

Certain statements contained in this Current Report on Form 8-K may not be based on historical facts and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements may be identified by reference to a future period(s) or by the use of forward-looking terminology, such as “anticipate,” “estimate,” “expect,” “foresee,” “may,” “might,” “will,” “would,” “could” or “intend,” future or conditional verb tenses, and variations or negatives of such terms.  These forward-looking statements include, without limitation, statements relating to the impact the Company expects the Transaction to have on the combined entities operations, financial condition, and financial results, and the Company’s expectations about its ability to successfully integrate the combined businesses and the amount of cost savings and other benefits the Company expects to realize as a result of the Transaction. The forward-looking statements also include, without limitation, statements relating to  Company’s future growth, revenue, assets, asset quality, profitability and customer service, critical accounting policies, net interest margin, non-interest revenue, market conditions related to the Company’s common stock repurchase program, allowance for loan losses, the effect of certain new accounting standards on the Company’s financial statements, income tax deductions, credit quality, the level of credit losses from lending commitments, net interest revenue, interest rate sensitivity, loan loss experience, liquidity, capital resources, market risk, earnings, effect of pending litigation, acquisition strategy, legal and regulatory limitations and compliance and competition.

Readers are cautioned not to place undue reliance on the forward-looking statements contained in this document in that actual results could differ materially from those indicated in such forward-looking statements, due to a variety of factors.  These factors include, but are not limited to, changes in the Company’s operating or expansion strategy, availability of and costs associated with obtaining adequate and timely sources of liquidity, the ability to maintain credit quality, possible adverse rulings, judgments, settlements and other outcomes of pending litigation, the ability of the Company to collect amounts due under loan agreements, changes in consumer preferences, effectiveness of the Company’s interest rate risk management strategies, laws and regulations affecting financial institutions in general or relating to taxes, the effect of pending or future legislation, the ability of the Company to repurchase its common stock on favorable terms, ability to obtain regulatory approvals and meet other closing conditions to the Transaction, including approval by Landrum’s shareholders on the expected terms and schedule, delay in closing the Transaction, difficulties and delays in integrating the Landrum business or fully realizing cost savings and other benefits of the Transaction, business disruption following the Transaction, changes in interest rates and capital markets, inflation, customer acceptance of the Company’s products and services, and other risk factors.  Other relevant risk factors may be detailed from time to time in the Company’s press releases and filings with the SEC.   All forward-looking statements, expressed or implied, included in this Current Report on Form 8-K are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Any forward-looking statement speaks only as of the date of this Current Report on Form 8-K, and the Company and Landrum undertake no obligation, and specifically decline any obligation, to revise or update these forward-looking statements, whether as a result of new information, future developments or otherwise.

Important Additional Information and Where to Find It

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed Transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the Transaction, the Company will file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of Landrum and a prospectus of the Company (the “Proxy Statement/Prospectus”), and the Company may file with the SEC other relevant documents concerning the Transaction. The definitive Proxy Statement/Prospectus will be mailed to shareholders of Landrum. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION  CAREFULLY AND IN THEIR ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY THE COMPANY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

Free copies of the Proxy Statement/Prospectus, as well as other filings containing information about the Company, may be obtained at the SEC’s Internet site (http://www.sec.gov), when they are filed by the Company. You will also be able to obtain these documents, when they are filed, free of charge, from the Company at www.simmonsbank.com under the heading “Investor Relations.”  Copies of the Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request to Simmons First National Corporation, 501 Main Street, Pine Bluff, Arkansas 71601, Attention: Stephen C. Massanelli, Investor Relations Officer, Email: steve.massanelli@simmonsbank.com or ir@simmonsbank.com, Telephone: (870) 541-1000 or to The Landrum Company, 801 East Broadway, Columbia, Missouri, 65201, Attention: Kevin Gibbens, CEO, Telephone: (800) 618-5503.

Participants in the Solicitation

The Company, Landrum and certain of its directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Landrum in connection with the proposed Transaction. Information about the Company’s directors and executive officers is available in its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 12, 2019.  Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus regarding the proposed Transaction and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit 2.1	Agreement and Plan of Merger by and between Simmons First National Corporation and The Landrum Company, dated as of July 30, 2019.*
Exhibit 10.1	Form of Voting Agreement by and between Simmons First National Corporation, The Landrum Company and certain directors and shareholders of The Landrum Company.
Exhibit 99.1	Press Release issued by Simmons First National Corporation on July 31, 2019.
Exhibit 99.2	Presentation, dated July 31, 2019.

* Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any document so furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SIMMONS FIRST NATIONAL CORPORATION

Date: July 31, 2019	By:	/s/ Robert A. Fehlman
Robert A. Fehlman
Senior Executive Vice President, Chief Financial Officer and Treasurer